Mail Stop 4561

      February 28, 2006


      VIA USMAIL and FAX (626) 739 - 5320

Mr. Buster Williams, Jr.
Chief Executive Officer
Bottomline Home Loan, Inc.
201 East Huntington Drive, Suite 202
Monrovia, CA 91016

      Re:	Bottomline Home Loan, Inc.
		Form 10-KSB for the year ended 6/30/2005
      Filed on 10/12/2005
      File No. 000-31413

Dear Mr. Buster Williams, Jr.:

      We have reviewed your above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      In our comments, we may ask you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




FORM 10-KSB FOR THE YEAR ENDED JUNE 30, 2005

Financial Statements and Notes

Report Of Independent Registered Public Accounting Firm

1. We note you have not included your audit opinion for the
financial
statements for the year ended June 30, 2004.   Tell us how you
considered the guidance in Item 310.2 of Regulation S-B.

Statements of Cash Flows, page 4

2. Please explain to us your basis in GAAP for presenting the net change in warehouse line of credit in operating activities rather than financing activities.

Note 7 - Commitments and Contingencies

Sales of Loans With Recourse, page 15

3. Given the recourse provisions relating to the sale of loans, explain to us why these arrangements qualify for sale treatment rather than as a secured borrowing. Refer to paragraph 15 and 47-
49
of SFAS 140.


*    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosures in the filings;

* staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Wilson K. Lee, at (202) 551-3468 or me at
(202)
551-3414 if you have questions.



								Sincerely,



      Jorge Bonilla
      Senior Staff Accountant
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Buster Williams, Jr.
Bottomline Home Loan, Inc.
February 28, 2006
Page 1